Exhibit 99.1

Kamada Announces Chief Financial Officer Chaime Orlev to Remain in Role and Appointment of Nir Livneh as Vice President, General Counsel and Corporate Secretary

REHOVOT, Israel, and Hoboken, NJ – May 24, 2023 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA) (“Kamada” or the “Company”), a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, today announced that following the recently announced $60 million private placement with the FIMI Opportunity Funds, which is expected to contribute to accelerating the growth of its existing business and allow the Company to pursue compelling business development opportunities, Chief Financial Officer (CFO), Chaime Orlev, who had previously planned to transition out of his role to pursue other opportunities, has withdrawn his resignation and will remain in his position. Mr. Orlev has served as Kamada’s CFO since December 2017.

Separately, the Company also announced that Nir Livneh, who previously served as its General Counsel and Corporate Secretary, from 2010-2018, has rejoined Kamada as Vice President, General Counsel and Corporate Secretary, reporting to the Company’s Chief Executive Officer, Amir London. Prior to rejoining Kamada, Mr. Livneh served as Vice President of Legal Affairs at Purple Biotech Ltd. Previously, he was Legal Counsel at ICL Group Ltd. and General Counsel of PolyPid Ltd. Mr. Livneh holds an LL.B and a B.A. in Business Administration from the Interdisciplinary Center Herzliya, Israel (Reichman University) and an LL.M degree from the Tel Aviv University, Israel. He was admitted to the Israeli bar association in 2006.

“We are pleased that Chaime has decided to remain as CFO of Kamada,” said Mr. London. “He will be instrumental in supporting Kamada’s continued growth and maximizing the strategic opportunities provided by the recently announced $60 million private placement. We are also excited to welcome back Nir as our Vice President, General Counsel and Corporate Secretary. Both Chaime and Nir significantly strengthen our executive management team and will play pivotal roles in our further development as a global leader in the specialty plasma industry.”

About Kamada

Kamada Ltd. (the “Company”) is a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, focused on diseases of limited treatment alternatives. The Company is also advancing an innovative development pipeline targeting areas of significant unmet medical need. The Company’s strategy is focused on driving profitable growth from its significant commercial catalysts as well as its manufacturing and development expertise in the plasma-derived and biopharmaceutical fields. The Company’s commercial products portfolio includes six FDA approved plasma-derived biopharmaceutical products: CYTOGAM®, KEDRAB®, WINRHO SDF®, VARIZIG®, HEPAGAM B® and GLASSIA®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom (ASV) products. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Argentina, Brazil, India, Australia and other countries in Latin America, Europe, Middle East, and Asia. The Company leverages its expertise and presence in the Israeli market to distribute, for use in Israel, more than 25 pharmaceutical products that are supplied by international manufacturers. During recent years the Company added eleven biosimilar products to its Israeli distribution portfolio, which, subject to the European Medicines Agency (EMA) and the Israeli Ministry of Health approvals, are expected to be launched in Israel through 2028. The Company owns an FDA licensed plasma collection center in Beaumont, Texas, which currently specializes in the collection of hyper-immune plasma used in the manufacture of KAMRHO (D). In addition to the Company’s commercial operation, it invests in research and development of new product candidates. The Company’s leading investigational product is an inhaled AAT for the treatment of AAT deficiency, for which it is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares and is expected to beneficially own approximately 38% upon the closing of the Private Placement.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: (1) the financing allowing the Company to accelerate the growth of its existing business and pursue compelling business development opportunities; and (2) the CFO being an instrumental in supporting Kamada’s continued growth and maximizing its strategic opportunities. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, success in receiving the necessary shareholder and regulatory approvals for the Private Placement, timing of Kamada’s release of its financial results for the second quarter of 2023, overall stock market conditions and specifically Kamada’s stock price, availability of sufficient raw materials required to maintain manufacturing plans, continued utilization of Kamada’s Israeli manufacturing site, continuation of inbound and outbound international delivery routes, continued demand for the IgG product portfolio, FDA and international health authorities’ approval process, financial conditions of the Company’s customers, suppliers and services providers, Kamada’s ability to integrate the new product portfolio into its current product portfolio, Kamada’s ability to grow the revenues of its new product portfolio, and leverage and expand its international distribution network, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Amir London

Chief Executive Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com